UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Digital Turbine, Inc.

(Name of Issuer)

Common Stock, $0.0001

(Title of Class of Securities)

25400W102

(CUSIP Number)

March 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400W102

1.	Names of Reporting Persons. Venrock Management VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,785,160(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,785,160(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,160(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)                                 Venrock Associates VI, L.P., Venrock Partners VI, L.P., Venrock Management VI, LLC, the general partner of VA-VI, and Venrock Partners Management VI, LLC, the general partner of VP-VI, are members of a group for purposes of this Schedule 13G.

(2)                                 Consists of 4,436,799 shares of common stock owned by VA-VI and 348,361 shares of common stock owned by VP-VI.

(3)                                 This percentage is calculated based based on 56,775,561 shares of the Issuers’s common stock outstanding as of March 6, 2015, as reported by the Issuer to the reporting person.

CUSIP No. 25400W102

1.	Names of Reporting Persons. Venrock Partners Management VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,785,160(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,785,160(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,160(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)                                 Venrock Associates VI, L.P., Venrock Partners VI, L.P., Venrock Management VI, LLC, the general partner of VA-VI, and Venrock Partners Management VI, LLC, the general partner of VP-VI, are members of a group for purposes of this Schedule 13G.

(2)                                 Consists of 4,436,799 shares of common stock owned by VA-VI and 348,361 shares of common stock owned by VP-VI.

(3)                                 This percentage is calculated based based on 56,775,561 shares of the Issuers’s common stock outstanding as of March 6, 2015, as reported by the Issuer to the reporting person.

CUSIP No. 25400W102

1.	Names of Reporting Persons. Venrock Associates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,785,160(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,785,160(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,160(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)                                 Venrock Associates VI, L.P., Venrock Partners VI, L.P., Venrock Management VI, LLC, the general partner of VA-VI, and Venrock Partners Management VI, LLC, the general partner of VP-VI, are members of a group for purposes of this Schedule 13G.

(2)                                 Consists of 4,436,799 shares of common stock owned by VA-VI and 348,361 shares of common stock owned by VP-VI.

(3)                                 This percentage is calculated based based on 56,775,561 shares of the Issuers’s common stock outstanding as of March 6, 2015, as reported by the Issuer to the reporting person.

CUSIP No. 25400W102

1.	Names of Reporting Persons. Venrock Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,785,160(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,785,160(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,785,160(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)                                 Venrock Associates VI, L.P., Venrock Partners VI, L.P., Venrock Management VI, LLC, the general partner of VA-VI, and Venrock Partners Management VI, LLC, the general partner of VP-VI, are members of a group for purposes of this Schedule 13G.

(2)                                 Consists of 4,436,799 shares of common stock owned by VA-VI and 348,361 shares of common stock owned by VP-VI.

(3)                                 This percentage is calculated based based on 56,775,561 shares of the Issuers’s common stock outstanding as of March 6, 2015, as reported by the Issuer to the reporting person.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates VI, L.P. (“VA-VI”), Venrock Partners VI, L.P. (“VP-VI”), Venrock Management VI, LLC (“VM-VI”), and Venrock Partners Management VI, LLC (“VPM-VI”) in respect of shares of common stock of Digital Turbine, Inc.

Item 1.
	(a)	Name of Issuer: Digital Turbine, Inc. (formerly Mandalay Digital Group, Inc.)
	(b)	Address of Issuer’s Principal Executive Offices: 2811 Cahuenga Boulevard West Los Angeles, CA 90068

Item 2.
	(a)	Name of Person Filing: Venrock Management VI, LLC Venrock Partners Management VI, LLC Venrock Associates VI, L.P. Venrock Partners VI, L.P.
	(b)	Address of Principal Business Office or, if none, Residence:
		Palo Alto Office:	New York Ofice:	Cambridge Office:
		3340 Hillview Avenue	530 Fifth Avenue	55 Cambridge Parkway
		Palo Alto, CA 94304	22nd Floor	Suite 100
			New York, NY 10036	Cambridge, MA 02142
	(c)	Citizenship: Each of VA-VI, VP-VI, VM-VI and VPM-VI was organized in Delaware.
	(c)	Title of Class of Securities: Common Stock, $0.0001 par value per share
	(d)	CUSIP Number: 25400W102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned as of March 6, 2015:
		Venrock Associates VI, L.P.	4,785,160(1)
		Venrock Partners VI, L.P.	4,785,160(1)
		Venrock Management VI, LLC	4,785,160(1)
		Venrock Partners Management VI, LLC	4,785,160(1)
	(b)	Percent of class as of March 6, 2015:
		Venrock Associates VI, L.P.	8.4%
		Venrock Partners VI, L.P.	8.4%
		Venrock Management VI, LLC	8.4%
		Venrock Partners Management VI, LLC	8.4%
	(c)	Number of shares as to which the person has, as of March 6, 2015:
		(i)	Sole power to vote or to direct the vote:
		Venrock Associates VI, L.P.	0
		Venrock Partners VI, L.P.	0
		Venrock Management VI, LLC	0
		Venrock Partners Management VI, LLC	0
		(ii)	Shared power to vote or to direct the vote:
		Venrock Associates VI, L.P.	4,785,160(1)
		Venrock Partners VI, L.P.	4,785,160(1)
		Venrock Management VI, LLC	4,785,160(1)
		Venrock Partners Management VI, LLC	4,785,160(1)
		(iii)	Sole power to dispose or to direct the disposition of:
		Venrock Associates VI, L.P.	0
		Venrock Partners VI, L.P.	0
		Venrock Management VI, LLC	0
		Venrock Partners Management VI, LLC	0
		(iv)	Shared power to dispose or to direct the disposition of:
		Venrock Associates VI, L.P.	4,785,160(1)
		Venrock Partners VI, L.P.	4,785,160(1)
		Venrock Management VI, LLC	4,785,160(1)
		Venrock Partners Management VI, LLC	4,785,160(1)

(1)                                 These shares are owned directly as follows: 4,436,799 shares of common stock are owned by VA-VI and 348,361 shares of common stock are owned by VP-VI.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2015

VENROCK PARTNERS MANAGEMENT VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK PARTNERS VI, L.P.

By: Venrock Partners Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK MANAGEMENT VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK ASSOCIATES VI, L.P.

By: Venrock Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

EXHIBITS

A:            Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Digital Turbine, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11 day of March, 2015.

VENROCK PARTNERS MANAGEMENT VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK PARTNERS VI, L.P.

By: Venrock Partners Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK MANAGEMENT VI, LLC

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory

VENROCK ASSOCIATES VI, L.P.

By: Venrock Management VI, LLC
Its: General Partner

By:	/s/ David L. Stepp
David L. Stepp
Authorized Signatory